EXHIBIT 99.2

AGRIUM INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED

MARCH 31, 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS

May 5, 2015

Unless otherwise noted, all financial information in this Management’s Discussion and Analysis (“MD&A”) is prepared using accounting policies in accordance with International Financial Reporting Standards (“IFRS”) and is presented in accordance with International Accounting Standard 34 – Interim Financial Reporting. All comparisons of results for the first quarter of 2015 (three months ended March 31, 2015) are against results for the first quarter of 2014 (three months ended March 31, 2014). All dollar amounts refer to United States (“U.S.”) dollars except where otherwise stated. The financial measures EBITDA and Adjusted EBITDA used in this MD&A are not prescribed by IFRS, or in the case of EBIT, is an Additional IFRS financial measure. Our method of calculation may not be directly comparable to that of other companies. We consider these non-IFRS financial measures to provide useful information to both management and investors in measuring our financial performance and financial condition. These non-IFRS measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS. Refer to page 12, “Additional IFRS and Non-IFRS Financial Measures” for further details, including a reconciliation of such measures to their most directly comparable measure calculated in accordance with IFRS.

The following interim MD&A is as of May 5, 2015 and should be read in conjunction with the Consolidated Interim Financial Statements for the three months ended March 31, 2015 (the “Consolidated Financial Statements”), and the annual MD&A and financial statements for the year ended December 31, 2014 included in our 2014 Annual Report to Shareholders. The Board of Directors carries out its responsibility for review of this disclosure principally through its Audit Committee, comprised exclusively of independent directors. The Audit Committee reviews, and prior to publication, approves this disclosure, pursuant to the authority delegated to it by the Board of Directors. No update is provided to the disclosure in our annual MD&A where there has been no material change from the discussion in our annual MD&A. In respect of Forward-Looking Statements, please refer to the section entitled “Forward-Looking Statements” after the “Market Outlook” section of this MD&A.

2015 First Quarter Operating Results

CONSOLIDATED NET EARNINGS

Agrium’s 2015 first quarter net earnings from continuing operations were $14-million or $0.08 diluted earnings per share from continuing operations compared to net earnings from continuing operations of $12-million or $0.08 diluted earnings per share from continuing operations for the same quarter of 2014.

Financial Overview

(millions of U.S. dollars, except per share amounts	Three months ended March 31,
and where noted)	2015	2014	Change	% Change
Sales	2,872	3,079	(207)	(7)
Gross profit	584	556	28	5
Expenses	509	503	6	1
Earnings before finance costs and income taxes (“EBIT”)	75	53	22	42
Net earnings from continuing operations	14	12	2	17
Net loss from discontinued operations	—	(9)	9	(100)
Net earnings	14	3	11	367
Diluted earnings per share from continuing operations	0.08	0.08	—	—
Diluted loss per share from discontinued operations	—	(0.06)	0.06	(100)
Diluted earnings per share	0.08	0.02	0.06	300
Effective tax rate (%)	26	29	N/A	N/A

Sales and Gross Profit

Sales and gross profit variance by business unit

	Quarter to date change
(millions of U.S. dollars)	Sales	Gross profit
Retail	31	(16)
Wholesale	(194)	63
Other	(44)	(19)

	(207)	28

Sales

Retail sales increased by $31-million for the first quarter of 2015 compared to the same period last year primarily due to higher sales volumes for crop protection products in the U.S. and Australia and slightly higher sales for crop nutrients and seed. Wholesale sales for the first quarter of 2015 decreased compared to 2014 as a result of lower potash sales volumes attributable to lower opening inventory and lower production volumes associated with the start-up of the Vanscoy expansion project. Product purchased for resale had lower sales as a result of the strategic review in 2014 that lead to exiting portions of this business, but contributed higher gross profit during the quarter.

Gross Profit

Our gross profit for the first quarter of 2015 increased by $28-million compared to the first quarter of 2014. The main drivers of this variance consisted of:

•	Wholesale’s gross profit increased by $63-million to $234-million primarily due to lower natural gas costs and manufacturing cost efficiencies and higher realized selling prices for ammonia and phosphate.

•	Retail’s gross profit decreased by $16-million to $371-million due to a slow start to the spring season, a crop shift in planted acres, and competitive pressures which impacted our seed, application, and crop protection margins this quarter.

Expenses

General and administrative expenses decreased in the first quarter of 2015 compared to the same period last year as we began to realize reductions related to our Operational Excellence program.

Share-based payments

Due to a larger share price increase and stronger share performance relative to our peers during the current quarter, our share-based payments increased by $14-million compared to the same period last year.

The Board of Directors approved changes to our share-based payment plan effective January 1, 2015. Refer to note 6 of our Summarized Notes to the Consolidated Financial Statements for further details.

Other Expenses (Income)

	Three months ended March 31,
(millions of U.S. dollars)	2015	2014
Gain on derivatives not designated as hedges net of foreign exchange	(1)	(35)
Interest income	(17)	(11)
Gain on sale of assets	(38)	—
Environmental remediation and asset retirement obligations	9	(2)
Bad debt expense	7	5
Potash profit and capital tax	5	3
Other	2	—

	(33)	(40)

In the first quarter of 2015, we began to designate all of our natural gas derivatives as qualifying hedges for accounting purposes. During 2014, we designated only certain longer-term derivatives as hedges, none of which settled in 2014. We now record all gains and losses from these natural gas derivatives initially to equity, and subsequently to cost of product sold when we sell the related product. Previously, we recorded these natural gas derivative gains and losses to other expenses, resulting in the change in 2015 compared to 2014, which included natural gas derivative gains of $32-million.

In the first quarter of 2015, we completed the sale of our Niota and Meredosia storage and distribution facilities resulting in a gain on sale of assets of $38-million. We also announced our intention to divest the West Sacramento nitrogen upgrade facility which will reduce capital cost, working capital and is not expected to impact net earnings.

Environmental remediation and asset retirement obligation expense increased by $11-million due to an increase in our environmental remediation provision for our phosphate legacy sites.

Effective Tax Rate

The effective tax rate on continuing operations was 26 percent for the first quarter of 2015 compared to 29 percent for the same period last year due to an increase in income earned from low tax jurisdictions.

BUSINESS SEGMENT PERFORMANCE

Retail

Retail reported first quarter sales of $2.3-billion, which is slightly above the $2.2-billion reported in the same quarter last year. Gross profit was $371-million in the first quarter of 2015, down from $387-million in last year’s first quarter. Retail reported an EBITDA loss of $8-million compared to earnings of $17-million in the first quarter of last year. Retail’s results were impacted by a late start to the spring season in the eastern and southern U.S., which has pushed North American earnings into the second quarter. International sales and gross profit were down in the current quarter as a result of lower merchandise sales and nutrient margins in Australia and weaker crop protection sales in South America. The first quarter saw a similar split between North American and International gross profit as the same period last year.

Total crop nutrient sales were $911-million this quarter, up slightly from $896-million in the first quarter of 2014. A 3 percent increase in total sales volumes was partially offset by marginally lower nutrient prices in the first quarter. Higher nutrient volumes were due to strong demand in the Western U.S. and from tuck-in acquisitions over the past year. Gross profit for crop nutrients was $126-million this quarter, down marginally compared to the $128-million reported in the first quarter of 2014, while per tonne margins also declined slightly from $70 per tonne in the first quarter of 2014 to $67 per tonne this quarter. The slight reduction in margins was due to the stronger relative growth in volumes in lower margin international and Canadian markets, while nutrient margins in the U.S. were up year-over-year.

Crop protection product sales were $793-million in the first quarter of 2015, compared to $730-million in the same period last year. The higher sales were attributable to increased volumes, primarily of lower margin glyphosate used for early weed control in areas where it was too wet to till. Gross profit was $108-million this quarter, compared to $105-million reported in the first quarter of 2014. Crop protection margins as a percentage of sales were 13.6 percent this quarter compared to 14.4 percent in the same period of 2014 due to a shift in sales mix to lower margin products, as well as a higher relative percentage of sales in lower margin regions such as Canada due to application delays in certain regions of the U.S.

Seed sales were $308-million in the first quarter of 2015, up slightly from $298-million reported in the first quarter of last year. The increase in sales was driven by a slight increase in volumes in the U.S. this quarter as farmers prepared in advance for the spring season. This was partly offset by lower sales in Canada due to timing of purchases and the impact of the lower Canadian dollar compared to the same period last year. Gross profit was $40-million this quarter compared to $46-million for the same period last year, as competitive sales and crop mix shift impacted margins. Planted acres of corn are expected to be lower in 2015 compared to last year, and the spring delays have mainly impacted corn growing regions. These factors caused a lower percentage of higher-margin corn seed sales in the first quarter. As a result, seed margins as a percentage of sales were 13.0 percent in the first quarter of 2015, a reduction from the 15.4 percent reported in the first quarter of 2014.

Sales of merchandise in the first quarter of 2015 were $142-million, compared to $186-million in the same period last year. Gross profit for this product line was $20-million this quarter, down slightly from $24-million in the first quarter of 2014. Merchandise results were impacted by lower demand and selling price for fuel in Western Canada, as well as decreased demand for fencing and water equipment in Australia.

Services and other sales were $109-million this quarter, compared to the $122-million reported in the first quarter of 2014. Gross profit was $77-million in the first quarter of 2015, compared to $84-million for the same period last year. These decreases were largely due to a later than usual start to the spring application season across much of the eastern and southern U.S. and the timing of livestock shipments in Australia.

Selling expenses as a percentage of sales were 18.7 percent in the first quarter of 2015 which is down from the 19.5 percent reported in the same period last year stemming from operational excellence initiatives and from the lower Canadian dollar. Retail selling expenses were $423-million for the first quarter, compared to $436-million in the same period last year. This variance was due to lower employee-related costs and the overall improvement in the cost structure of Australia, lower fuel costs for rolling stock expenses and lower depreciation charges.

Wholesale

Wholesale’s 2015 first quarter sales were $867-million, down from the $1.1-billion reported in the same quarter last year primarily due to lower potash sales volumes and a decision to reduce the low-margin purchase for resale business. Gross profit was $234-million this quarter, compared to $171-million in the first quarter of 2014. Wholesale Adjusted EBITDA was $286-million in the first quarter of 2015 compared to $237-million reported in the same period last year. The increase in earnings was primarily due to significantly lower cost of production for our nitrogen and phosphate facilities, as a result of lower natural gas costs, improved operating rates and efficiencies and the impact of a weaker Canadian dollar on related fixed costs.

Nitrogen gross profit for the first quarter of 2015 was $143-million compared to $90-million in the same quarter last year. Nitrogen production in the quarter was about 5 percent higher than the same quarter last year due to higher operating rates. Sales volumes were 761,000 tonnes, a slight decrease from the 792,000 tonnes in the same quarter last year due to lower opening inventories in the current period. Overall realized nitrogen sales prices were $414 per tonne, a $10 per tonne decrease from the same period in 2014. The decrease was due to lower urea benchmark prices, as record Chinese global urea exports in the first quarter of 2015 contributed to weakened international prices. Nitrogen cost of product sold was $226 per tonne this quarter, compared to $311 per tonne for the same period last year. The decrease was a result of significantly lower natural gas costs, a weaker Canadian dollar which lowered production costs reported in U.S. dollars and stronger operating rates and efficiencies. Average nitrogen gross margins were $188 per tonne this quarter, compared to $113 per tonne in the same period last year.

As of January 1, 2015, we have designated all of our natural gas derivatives as hedges1, with realized gains and losses now recorded to cost of product sold (which also includes transportation and administration costs). Nitrogen cost of product sold for the first quarter of 2014 would have been $288 per tonne if realized gains from natural gas derivatives had been applied on a comparative basis.

Agrium’s average natural gas cost was $2.93/MMBtu this quarter ($2.52/MMBtu excluding the impact of realized losses on natural gas derivatives) compared to $4.29/MMBtu ($5.02/MMBtu excluding the impact of realized gains on natural gas derivatives) for the same period in 2014. The average U.S. benchmark (NYMEX) natural gas price for the first quarter of 2015 was $2.96/MMBtu, compared to $4.90/MMBtu in the same quarter last year. The AECO (Alberta) basis differential was a $0.74/MMBtu discount to NYMEX in the first quarter of 2015, an increase from the $0.56/MMBtu discount in the first quarter of 2014.

Potash gross profit for the first quarter of 2015 was $7-million, compared to $46-million reported in the same quarter last year. Sales volumes were 185,000 tonnes this quarter compared to 428,000 tonnes in the first quarter of 2014. The decrease in sales volumes was a result of the initial ramp-up of production volumes in the quarter after completing the tie-in of the Vanscoy one million tonne expansion project in December of 2014 and very low opening inventory in 2015. Average realized potash sales prices were $361 per tonne compared to $298 per tonne in the same period last year. Both North America and international realized sales prices were 10 to15 percent higher than the same period last year combined with a higher proportion of our sales this quarter sold into the North American market. Gross margin per tonne was impacted by higher costs related to the ramp-up of production, which were allocated over lower sales volumes. This was partially offset by the impact of a weaker Canadian dollar on fixed costs in the current period compared to the same period last year.

Phosphate gross profit was $45-million in the first quarter of 2015, compared to $2-million in the same quarter last year. Phosphate sales volumes were 282,000 tonnes in the first quarter of 2015, compared to 308,000 tonnes in the same quarter last year. Realized phosphate sales prices were $639 per tonne this quarter compared to $544 per tonne in the same period last year, due to strong market conditions and tight supply. Phosphate cost of product sold was $481 per tonne in the first quarter of 2015, a decrease of $55 per tonne compared to the same period last year as a result of higher production rates, lower ammonia and rock costs, fixed cost savings and the impact of the weaker Canadian dollar on fixed costs. Gross margin in the first quarter of 2015 was $158 per tonne compared to $8 per tonne in the same period last year.

[1]	In the prior year, unrealized and realized gains and losses on derivatives not designated as hedges were included in other expenses.

Wholesale’s Other, which includes product purchased for resale, ammonium sulfate, Environmentally Smart Nitrogen (“ESN®”, hereinafter referred to as “ESN”) and other gross profit was $39-million this quarter compared to $33-million in the same quarter of 2014. Ammonium sulfate gross profit was $16-million this quarter, $4-million higher than same period last year due to higher realized sales prices and lower input costs. ESN gross profit was $12-million compared to $10-million in the first quarter of 2014. This increase was due to higher volumes and lower ammonia input costs partially offset by lower realized sales prices for ESN in the current quarter. Product purchased for resale gross profit for the first quarter was $3-million higher than the same period last year due to higher margins in the current period.

Wholesale expenses in the first quarter of 2015 were $9-million higher compared to the same period last year. The increase was related primarily to the $32-million gain from natural gas derivatives in the first quarter of 2014 and recorded in other expenses, and an $11-million increase in environmental remediation estimates. This was largely offset by a $38-million gain on the sale of non-core Purchase for Resale terminals this quarter.

Other

EBITDA for our Other non-operating business unit for the first quarter of 2015 was a net expense of $88-million, compared to a net expense of $68-million for the first quarter of 2014. The increase was due to the following:

•	a $19-million higher gross profit elimination for the first quarter of 2015 compared to the first quarter of 2014. This is the result of an increase in margin per tonne in 2015 on intercompany inventory held by our Retail business unit compared to a decrease in the first quarter of 2014 coupled with higher intercompany inventory at the end of the first quarter of 2015; and,

•	a $14-million increase in share-based payments expense.

FINANCIAL CONDITION

The following are changes to working capital on our Consolidated Balance Sheets for the three-month period ended March 31, 2015 compared to December 31, 2014.

(millions of U.S. dollars, except as noted)	March 31, 2015	December 31, 2014	$ Change	% Change	Explanation of the change in balance
Current assets
Cash and cash equivalents	780	848	(68)	(8%)	See discussion under the section “Liquidity and Capital Resources”.

Accounts receivable	2,045	2,075	(30)	(1%)	—

Income taxes receivable	112	138	(26)	(19%)	Receipt of income tax refunds.

Inventories	4,820	3,505	1,315	38%	Seasonal Retail inventory build-up in preparation for the spring season.

Prepaid expenses and deposits	315	710	(395)	(56%)	Drawdown of prepaid inventory as Retail took delivery of product in anticipation of the spring season.

Other current assets	123	122	1	1%	—

Current liabilities

Short-term debt	265	1,527	(1,262)	(83%)	Proceeds from the issuance of debentures were used to repay commercial paper and credit facilities.

Accounts payable	5,672	4,197	1,475	35%	Retail inventory purchases and customer prepayments made in anticipation of the spring season.

Income taxes payable	4	5	(1)	(20%)	—

Current portion of long-term debt	1	11	(10)	(91%)	—

Current portion of other provisions	88	113	(25)	(22%)	—

Working capital	2,165	1,545	620	40%

LIQUIDITY AND CAPITAL RESOURCES

Summary of Consolidated Statements of Cash Flows

Below is a summary of our cash provided by or used in operating, investing, and financing activities as reflected in the Consolidated Statements of Cash Flows:

	Three months ended March 31,
(millions of U.S. dollars)	2015	2014	Change
Cash provided by operating activities	705	761	(56)
Cash used in investing activities	(461)	(483)	22
Cash used in financing activities	(295)	(467)	172
Effect of exchange rate changes on cash and cash equivalents	(17)	(3)	(14)

Decrease in cash and cash equivalents from continuing operations	(68)	(192)	124

Cash and cash equivalents used in discontinued operations	—	(17)	17

Analysis of cash flows for the three months ended March 31, 2015

Cash flows provided by operating activities decreased due to a smaller growth in accounts payable during the first quarter of 2015 compared to the first quarter of 2014 as a result of softer market conditions and outlook on fertilizer pricing.

Other key changes in our cash flows in the first quarter of 2015 were capital expenditures and financing. We incurred capital expenditures of $318-million for our Vanscoy potash facility ramp-up and our Borger nitrogen expansion project and we repaid short-term debt of $1.2-billion primarily from the proceeds of the issuance of $1-billion of debentures. Dividend payments were $109-million for the three months ended March 31, 2015.

Capital Expenditures

	Three months ended March 31,
(millions of U.S. dollars)	2015	2014
Sustaining capital	95	114
Investing capital	304	345

Total	399	459

Our investing capital expenditures decreased in the first three months of 2015 compared to the first three months of 2014 due to the completion of the tie-in of our Vanscoy potash facility expansion in the fourth quarter of 2014, partially offset by increased expenditures relating to the Borger nitrogen expansion project. We incurred investing capital expenditures amounting to $197-million and $121-million for the Vanscoy facility ramp-up and the expansion of the Borger nitrogen facility, respectively. We expect the remaining capital spending to approximate $900-million to $1-billion in 2015.

Short-term Debt

Our short-term debt of $265-million at March 31, 2015 is outlined in note 5 of our Summarized Notes to the Consolidated Financial Statements.

Our short-term debt decreased by $1.3-billion during the three months ended March 31, 2015, which primarily increased our unutilized short-term financing capacity to $2.6-billion as at March 31, 2015.

Capital Management

During the quarter, we issued $550-million of 3.375 percent debentures due March 15, 2025 and $450-million of 4.125 percent debentures due March 15, 2035. The debentures were issued under our base shelf prospectus, which permits issuance in Canada and the U.S. of up to $2.5-billion of common shares, debt and other securities less the offering price of securities issued between the 2014 filing date of the base shelf prospectus and May 2016. Issuance of further securities under the base shelf prospectus requires filing a prospectus supplement and is subject to availability of funding in capital markets.

Our revolving credit facilities require that we maintain specific interest coverage and debt-to-capital ratios, as well as other non-financial covenants as defined in our credit agreements. We were in compliance with all covenants at March 31, 2015.

NORMAL COURSE ISSUER BID

On January 22, 2015, the Toronto Stock Exchange (“TSX”) accepted Agrium’s notice of intention to make a normal course issuer bid (“NCIB”) whereby Agrium may purchase up to 7,185,866 common shares on the TSX and New York Stock Exchange during the period from January 26, 2015 to January 25, 2016. From April 1, 2015 to May 5, 2015, we purchased approximately 712,000 shares at an average share price of $105 for total consideration of $75-million. There were no share repurchases during the three months ended March 31, 2015. Shareholders can obtain a copy of the NCIB notice submitted to the TSX from Agrium without charge upon request.

OUTSTANDING SHARE DATA

Agrium had 143,029,081 outstanding shares at May 5, 2015. At that date, under our stock option plans, shares expected to be issued for options outstanding were negligible.

SELECTED QUARTERLY INFORMATION

	2015	2014	2014	2014	2014	2013	2013	2013
(millions of U.S. dollars, except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Sales	2,872	2,705	2,920	7,338	3,079	2,867	2,796	6,908
Gross profit	584	732	665	1,599	556	740	629	1,699
Net earnings from continuing operations	14	70	91	625	12	110	80	744
Net (loss) earnings from discontinued operations	—	(19)	(41)	(9)	(9)	(11)	(4)	3
Net earnings	14	51	50	616	3	99	76	747
Earnings per share from continuing operations attributable to equity holders of Agrium:
Basic and diluted	0.08	0.46	0.63	4.34	0.08	0.74	0.54	5.00
(Loss) earnings per share from discontinued operations attributable to equity holders of Agrium:
Basic and diluted	—	(0.13)	(0.28)	(0.06)	(0.06)	(0.08)	(0.02)	0.02
Earnings per share attributable to equity holders of Agrium:
Basic and diluted	0.08	0.33	0.35	4.28	0.02	0.66	0.52	5.02

The agricultural products business is seasonal in nature. Consequently, comparisons made on a year-over-year basis are more appropriate than quarter-over-quarter comparisons. Crop input sales are primarily concentrated in the spring and fall crop input application seasons. Crop nutrient inventories are normally accumulated leading up to each application season. Our cash collections generally occur after the application season is complete.

ADDITIONAL IFRS AND NON-IFRS FINANCIAL MEASURES

Certain financial measures in this MD&A are not prescribed by IFRS. We consider these financial measures discussed herein to provide useful information to both management and investors in measuring our financial performance and financial condition.

In general, an additional IFRS financial measure is a measure relevant to understanding a company’s financial performance that is not a minimum financial statement measure mandated by IFRS. A non-IFRS financial measure generally either excludes or includes amounts not excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS. Non-IFRS financial measures are not recognized measures under IFRS and our method of calculation is unlikely to be directly comparable to that of other companies. These non-IFRS measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS.

The following table outlines our additional IFRS financial measure, its definition and how management assesses such measure.

Additional IFRS financial measure	Definition	Why We Use the Measure and Why it is Useful to Investors
EBIT	Earnings (loss) from continuing operations before finance costs and income taxes.	Provides management and investors with information for comparison of our operating results to the operating results of other companies. These measures eliminate the impact of finance and tax structure variables that exist between entities.

The following table outlines our non-IFRS financial measures, their definitions and usefulness, and how management assesses each measure.

Non-IFRS financial measures	Definition	Why We Use the Measure and Why it is Useful to Investors
EBITDA	Earnings (loss) from continuing operations before finance costs, income taxes, depreciation and amortization.	Refer to EBIT. EBITDA is also frequently used by investors and analysts for valuation purposes when multiplied by a factor to estimate the enterprise value of a company. EBITDA is also a component in the determination of annual incentive compensation for certain management employees, and in calculation of certain of our debt covenants.

Adjusted EBITDA	EBITDA before finance costs, income taxes, depreciation and amortization of joint ventures.	Useful in evaluating our business performance by including our proportionate share of joint ventures in operating results.

RECONCILIATIONS OF ADDITIONAL IFRS AND NON-IFRS FINANCIAL MEASURES

Adjusted EBITDA and EBITDA to EBIT

	Three months ended March 31, 2015				Three months ended March 31, 2014
(millions of U.S. dollars)	Retail	Wholesale	Other	Consolidated	Retail	Wholesale	Other	Consolidated
Adjusted EBITDA	(8)	286	(88)	190	17	237	(68)	186
Equity accounted joint ventures:
Finance costs and income taxes	—	1	—	1	—	4	—	4
Depreciation and amortization	—	3	—	3	—	2	—	2

EBITDA	(8)	282	(88)	186	17	231	(68)	180
Depreciation and amortization	57	50	4	111	72	53	2	127

EBIT	(65)	232	(92)	75	(55)	178	(70)	53

CRITICAL ACCOUNTING ESTIMATES

We prepare our financial statements in accordance with IFRS, which requires us to make judgments, assumptions and estimates in applying accounting policies. For further information on the Company’s critical accounting estimates, refer to the section “Critical Accounting Estimates” in our 2014 annual MD&A, which is contained in our 2014 Annual Report. Since the date of our 2014 annual MD&A, there have not been any material changes to our critical accounting estimates.

CHANGES IN ACCOUNTING POLICIES

The accounting policies applied in our Consolidated Interim Financial Statements for the three months ended March 31, 2015 are the same as those applied in our audited annual financial statements in our 2014 Annual Report, with the exception of changes in accounting estimates described in note 9 of our Summarized Notes to the Consolidated Financial Statements for the three months ended March 31, 2015.

BUSINESS RISKS

The information presented in the “Enterprise Risk Management” section on pages 64 - 68 in our 2014 Annual Report and under the heading “Risk Factors” on pages 22 - 31 in our 2014 Annual Information Form has not changed materially since December 31, 2014.

CONTROLS AND PROCEDURES

There have been no changes in our internal control over financial reporting during the quarter ended March 31, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PUBLIC SECURITIES FILINGS

Additional information about our Company, including our 2014 Annual Information Form is filed with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and with the U.S. securities regulatory authorities through EDGAR at www.sec.gov.

MARKET OUTLOOK

Record global crop production in 2014 and a sizeable Southern Hemisphere crop this year has weighed on international crop prices. The start of the spring application season in North America was delayed due to wet weather across the southern and eastern United States but seeding rates started to catch up in late April, and as of early May, were above the historical average. Drier conditions in the Northern Plains and Western Canada are expected to support strong seeded acreage and related crop input demand in these regions this year compared to recent history. This is particularly important for our Wholesale nitrogen sales and Canadian Retail operations. California is in a drought situation, which is expected to reduce acreage of some row crops this year, but high fruit and vegetable prices have supported crop input demand. U.S. corn acreage expectations have decreased slightly over the past month as a result of the delayed spring season in the Southern and Eastern U.S. If U.S. crop yields come in at or below trend levels this year we expect crop prices to firm up in the second half of 2015.

The late start to the season in the Southern and Eastern U.S., combined with lower crop prices, resulted in delays in decisions regarding seeding and crop protection product use, pushing sales into the second quarter. Some growers have been more discerning regarding genetic traits and in some cases have selected older, lower-priced varieties. The later planting season is expected to support demand for retail services in the second quarter as growers focus on getting the crop inputs in place in a compressed season.

Global crop nutrient demand was relatively strong in late 2014 and early 2015 as buyers purchased product ahead of the Northern Hemisphere spring season. This led to comfortable inventory levels heading into the spring season and has contributed to recent weakness in global nutrient pricing. The significant decline in the value of most non-U.S. currencies relative to the U.S. dollar has lowered the cost of production for many non-U.S. producers and raised the cost of crop inputs in some local currencies. However, overall the lower currencies have been a net benefit for growers in these regions due to higher crop prices in local currencies.

China exported just over four million tonnes of urea in the first quarter of 2015, more than double the volume exported in the same period of 2014. Exports were supported by strong import demand from the United States and India. Ukrainian urea production and exports increased over the past few months, further adding prilled urea supplies to global trade. In recent weeks, Chinese nitrogen producers have resisted further price declines, indicating that urea prices are near the cost-based floor level and that the pace of Chinese exports is expected to slow relative to 2014 levels in the coming months.

The delay in concluding Chinese and Indian potash supply agreements resulted in other potash buyers postponing purchases which pressured global potash prices in the first quarter of 2015. The North American potash market was also impacted by the delayed spring and higher offshore potash imports this year. Global phosphate demand has slowed in recent weeks, which has put some pressure on international and domestic pricing. Brazilian phosphate demand has begun relatively slow in 2015, but domestic deliveries improved in March and the import pace is expected to increase in the coming months. Analysts expect that Indian potash and phosphate demand will increase again in 2015.

Forward-Looking Statements

Certain statements and other information included in this document constitute “forward-looking information” and/or “financial outlook” within the meaning of applicable Canadian securities legislation or constitute “forward-looking statements” within the meaning of applicable U.S. securities legislation (collectively, the “forward-looking statements”). All statements in this document other than those relating to historical information or current conditions are forward-looking statements, including, but not limited to, statements as to management’s expectations with respect to: the payment of an increased dividend; Agrium’s delivery of strong second quarter results and that our operations and asset mix will support higher cash flow and dividends over time; second quarter earnings; second quarter and annual diluted EPS; 2015 capital spending expectations; and our market outlook for the remainder of 2015 including anticipated supply and demand for our products and services, expected market and industry conditions with respect to planted acres, prices and the impact of currency fluctuations and import and export volumes. These forward-looking statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements. As such, undue reliance should not be placed on these forward-looking statements. The purpose of the outlook provided herein is to assist readers in understanding our expected and targeted financial and operating results, and this information may not be appropriate for other purposes.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions referred to below and elsewhere in this document. Although Agrium believes that these assumptions are reasonable, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. The additional key assumptions that have been made include, among other things assumptions with respect to Agrium’s ability to successfully integrate and realize the anticipated benefits of its already completed and future acquisitions and that we will be able to implement our standards, controls, procedures and policies at any acquired businesses to realize the expected synergies; that future business, regulatory and industry conditions will be within the parameters expected by Agrium, with respect to prices, margins, product availability and supplier agreements; the completion of our expansion projects on schedule, as planned and on budget; assumptions with respect to global economic conditions and the accuracy of our market outlook expectations for the remainder of 2015; the adequacy of our cash generated from operations and our ability to access our credit facilities or capital markets for additional sources of financing; our ability to identify suitable candidates for acquisitions and negotiate acceptable terms; our ability to maintain our investment grade rating and achieve our performance targets; and our receipt, on time, of all necessary permits, utilities and project approvals with respect to our expansion projects and that we will have the resources necessary to meet the project’s approach. Also refer to the discussion under the heading “Key Assumptions and Risks in Respect of Forward-Looking Statements” in our 2014 annual MD&A, with respect to further material assumptions associated with our forward-looking statements.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: general economic, market and business conditions; weather conditions including impacts from regional flooding and/or drought conditions; crop yield and prices; the supply and demand and price levels for our major products may vary from what we currently anticipate; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof, and political risks, including civil unrest, actions by armed groups or conflict, regional natural gas supply restrictions, as well as counterparty and sovereign risk; delays in completion of turnarounds at our major facilities; the risk that work on the Egyptian Misr Fertilizers Production Company S.A.E. nitrogen facility expansion in Egypt may be interrupted again and may not be completed on the timelines currently anticipated or at all; the risk of additional capital expenditure cost escalation or delays in respect of our Borger nitrogen expansion project and the ramp-up of production following the recent tie-in of our Vanscoy potash expansion project; and other risk factors detailed from time to time in Agrium reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the United States including those disclosed under the heading “Risk Factors” in our Annual Information Form for the year ended December 31, 2014 and under the headings “Enterprise Risk Management” and “Key Assumptions and Risks in respect of Forward-Looking Statements” in our 2014 annual MD&A.

Agrium disclaims any intention or obligation to update or revise any forward-looking statements in this document as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.